Exhibit 99.1

Institutional Digital Asset Infrastructure: The Maturation of Yield Routing and Restaking Rails

NEW YORK CITY, NY / ACCESS Newswire / April 23, 2026 / Black Titan Corporation (NASDAQ:BTTC)

Executive Summary

As we enter the latter half of April 2026, the “DeFi-as-a-Service” (DaaS) ecosystem is experiencing a rapid horizontal expansion driven by global payment aggregators and institutional custodians. The narrative has decisively shifted away from monolithic lending protocols toward automated yield routing, Restaking-as-a-Service (RaaS), and permissioned private credit. For Neobanks, the integration of these Web3 primitives is no longer a customer acquisition strategy but a fundamental requirement for net interest margin (NIM) preservation in a competitive rate environment.

1) Payment Giants Deploy “Automated Yield Routing” APIs

The infrastructure layer for corporate digital banking witnessed a massive upgrade this week with the entry of tier-one global payment processors into the DaaS arena.

●	Stablecoin Sweep Accounts: Major payment gateways (analogous to Stripe’s recent crypto expansions) have rolled out API endpoints that automatically route idle merchant stablecoin balances (USDC/PYUSD) into whitelisted, over-collateralized lending pools on Base and Solana.

●	B2B Neobank Impact: This functionality mimics traditional overnight corporate sweep accounts but operates with 24/7 on-chain finality. B2B Neobanks are utilizing these APIs to offer SME clients immediate yield on working capital, effectively utilizing decentralized credit markets as an alternative to commercial paper.

2) The Emergence of Restaking-as-a-Service (RaaS) via Prime Brokers

The proliferation of EigenLayer and the broader restaking ecosystem has introduced a new yield primitive for the European and Asian Neobanking sectors.

●	Custodial API Gateways: Regulated custodians such as Anchorage Digital are now packaging Liquid Restaking Tokens (LRTs) into compliant, white-label APIs.

●	Margin Expansion: Digital banks operating in low-interest-rate fiat jurisdictions are utilizing these RaaS APIs to capture Ethereum’s native staking yield combined with Actively Validated Service (AVS) rewards. This creates a “Blended Risk-Free Rate” that significantly outpaces regional sovereign debt, allowing Neobanks to offer competitive APYs without assuming direct smart contract execution risk.

3) Tokenized Private Credit: Retail Distribution via Avalanche Evergreen

The Lending-as-a-Service (LaaS) narrative is expanding beyond over-collateralized crypto assets into real-world private debt, utilizing permissioned blockchain architectures.

●	Institutional-to-Retail Bridge: This week, a consortium of alternative asset managers reported a 15% month-over-month increase in tokenized private credit originations on Avalanche’s Evergreen Subnets.

●	Neobank Frontends: Because these subnets enforce KYC/AML geofencing at the validator level, EMEA-based Neobanks are plugging directly into the subnet via DaaS gateways. This allows them to offer their premium retail and SME clients fractionalized access to 8%+ private credit yields with daily on-chain liquidity, capturing the illiquidity premium of the real economy.

4) Euro-Stablecoin LaaS and MiCA Enforcement

The regulatory clarity provided by the full enforcement of the Markets in Crypto-Assets (MiCA) regulation in Europe has catalyzed the Euro-stablecoin lending market.

●	Institutional Liquidity: Bank-backed stablecoins (e.g., Société Générale’s EUR CoinVertible) are increasingly being utilized as the base asset in localized, permissioned lending pools.

●	FX-Free Yield: European Neobanks are routing customer EUR deposits into these MiCA-compliant pools, eliminating the FX friction and currency risk previously associated with USD-dominated DeFi yields, thereby unlocking the European retail deposit base for on-chain credit markets.

Market Interpretation

First, the End of Single-Protocol Dominance: The DaaS market has fragmented beneficially. Institutions are deploying a multi-venue strategy where Ethereum L2s (Base) handle deep, regulated liquidity, Solana facilitates high-velocity payments, and alternative L1 subnets manage permissioned private credit. The “winner-takes-all” protocol thesis is being replaced by an “aggregator-takes-all” reality.

Second, Prime Brokers as the Translation Layer: Neobanks are demonstrating a clear reluctance to interact with smart contracts directly due to audit and compliance overhead. Consequently, regulated custodians and prime brokers are capturing significant margin by acting as the API gateway—absorbing the smart contract risk, performing the technical due diligence, and offering a clean fiat-to-yield interface to the Neobanks.

Third, The Redefinition of Yield: The integration of RaaS and tokenized private credit into digital banking apps indicates that the yield premium previously associated with “crypto volatility” is being systematically replaced by legitimate illiquidity premiums and consensus-layer security rewards.

Outlook

In the near term, we project:

1.	Rise of “Yield-Plaid” Middleware: We anticipate the emergence of Web2-native middleware companies designed specifically to route Neobank deposits dynamically across various LaaS protocols based on real-time, risk-adjusted return metrics.

2.	Regulatory Bifurcation on Yield: Regulators will likely begin scrutinizing the risk profiles between LaaS (backed by over-collateralized digital assets) and RaaS (backed by protocol slashing risk), potentially leading to distinct capital reserve requirements for Neobanks offering these respective products.

3.	Corporate Treasury Migration: As stablecoin sweep accounts become standardized by payment processors, we expect a significant migration of SME corporate treasury funds from regional banks to stablecoin-native Neobanks by Q3 2026.

About Black Titan Corp (NASDAQ: BTTC) Black Titan Corp is a recent digital asset technology company focusing on the DAT+ strategy, utilizing its corporate balance sheet to support, govern, and provide liquidity to decentralized protocols. For more information, please visit https://www.blacktitancorp.com/ttdat.html.

This research note is provided for informational purposes only and does not constitute investment advice, legal counsel, or a solicitation to buy or sell any financial instruments. Digital assets involve significant risk, including smart contract vulnerability and regulatory shifts.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those anticipated in the forward-looking statements. Forward-looking statements are subject to numerous risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including market volatility, regulatory developments. The Company undertakes no obligation to update or revise any forward-looking statements except as required by law.

Media & Investor Contact

Czhang Lin

Co-Chief Executive Officer

contact-us@blacktitancorp.com